April 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Aisha Adegbuyi, Amit Pande, Michael Volley and Christian Windsor

Re:	American Integrity Insurance Group, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 25, 2025 CIK No. 0002007587

Ladies and Gentlemen:

On behalf of American Integrity Insurance Group, LLC (to be converted into American Integrity Insurance Group, Inc.) (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 9, 2025, regarding Amendment No.1 to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted with the Commission on March 25, 2025. Concurrently with the submission of this letter, the Company is publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms the Registration Statement.

Amendment No.1 Draft Registration Statement on Form S-1

Prospectus Summary

Selectively assume policies from Citizens, page 10

1.

We note your response to prior comment 4. Please quantify the costs associated with assuming Citizen’s policies. Based on your revised disclosure, please consider revising your risk factors if appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that costs associated with assuming Citizen’s policies are limited to time spent by a small number of the Company’s employees to select policies that meet the Company’s criteria and are not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 59

2.

We note your disclosure that for the year ended December 31, 2024, gross premiums written and policies in-force increased significantly primarily driven by the strategic expansion of your Citizens take-out program and higher policy retention rates. Please revise to present a summary table that shows a rollforward of your policies-in-force by source (e.g., Citizens, organic originations, acquisitions, etc.) for each of the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Registration Statement accordingly.

Industry

Florida Homeowners Insurance Market, page 78

3.

We note your disclosure on page 81 that, “generally, policyholders can choose to optout unless the premium offered is within 20% of what Citizens charges, in which case the take-out is required to be accepted by the insured.” Please revise to clarify if the premium offered is for the renewal or current premium.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Registration Statement accordingly.

Business, page 84

4.

We note your response to prior comment 13. Given your dependence on certain third-parties and service providers, please revise your disclosure, if applicable, to specify how significantly your business would be impacted if they were to terminate the business relations. Please revise your Risk Factors and MD&A sections accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advise the Staff that the Company is not materially dependent on any third-party or service provider with respect to its key products or product lines and that the Company believes it would be able to replace any such third-party or service provider expeditiously and on commercially reasonable terms should any such business relationship terminate.

Reinsurance and Risk Transfer, page 102

5.

We note your response to prior comment 3. We also note your reference to predicted losses under the AIR model. We also note that the “modeled PML” for storms predicted only $33.4 million from losses from Hurricane Andrew. Please discuss the extent that the AIR model takes into account potential increases in costs due to the effects of inflation and increased development density on the AIR model and your expected net retention.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Registration Statement accordingly. Additionally, we respectfully advise the Staff that the low loss figure from Hurricane Andrew is due to the small number of Company policies currently in-force in the areas of Florida primarily affected by Hurricane Andrew.

Notes to Consolidated Financial Statements

Citizens Assumed Reinsurance, page F-31

6.	Please revise the “Effect of Reinsurance” table to breakout the premiums written and earned between amounts assumed and amounts from voluntary markets.

Response: The Company acknowledges the Staff’s comment and has revised the “Effects of Reinsurance” table on page F-32 of the Registration Statement accordingly.

Note 10. Regulatory Requirements and Restrictions, page F-32

7.

Please revise to disclose the amount of statutory capital and surplus, or similar solvency measure, and the amount necessary to satisfy regulatory requirements if significant in relation to the insurance entity’s statutory capital and surplus for Catstyle. Refer to ASC 944-505-50-1 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-33 to F-34 of the Registration Statement to clarify the capital and surplus and collateral requirements of Catstyle accordingly.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Michael P. Reed, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Robert Ritchie, Chief Executive Officer of American Integrity Insurance Group, LLC